UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

Innotrac Corporation

Name of Subject Company (issuer)

Blue Eagle Holdings, L.P.

Blue Eagle Acquisition Sub, Inc.

Blue Eagle GP, LLC

Sterling Capital Partners IV, L.P.

SC Partners IV, L.P.

Sterling Capital Partners IV, LLC

Innotrac Corporation

Scott D. Dorfman

(Names of Filing Persons)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

45767M109

(CUSIP Number of Class of Securities)

M. Avi Epstein

General Counsel

Sterling Fund Management, LLC

401 North Michigan Avenue, Suite 3300

Chicago, Illinois 60611

(312) 465-7001

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Jeffrey R. Patt Mark D. Wood Katten Muchin Rosenman LLP 525 West Monroe Street Chicago, Illinois 60661 (312) 902-5200	Bruce D. Wanamaker Ledbetter Wanamaker Glass LLP 400 Colony Square, Suite 1501 1201 Peachtree Street, NE Atlanta, Georgia 30361 (404) 835-9502

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee
TRANSACTION VALUATION*		AMOUNT OF FILING FEE**
$111,400,608		$14,348.40
*	Estimated solely for purposes of calculating the filing fee only. The transaction value was calculated on the basis of (i) 13,585,440 shares of common stock, par value $0.10 per share, of Innotrac Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (a) 13,245,440 Shares issued and outstanding as of December 2, 2013, and (b) 340,000 Shares issuable upon the exercise of outstanding options), multiplied by (ii) the offer price of $8.20 per Share.
**	The amount of the filing fee is calculated, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by multiplying the transaction value by 0.0001288.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $14,348.40		Filing Parties: Blue Eagle Acquisition Sub, Inc., Blue Eagle Holdings, L.P., Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P. and Sterling Capital Partners IV LLC
Form or Registration No.: Schedule TO		Date Filed: December 4, 2013

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13e-3”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013, by (a) Blue Eagle Acquisition Sub, Inc., a Georgia corporation (the “Purchaser”) and a wholly-owned subsidiary of Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), (b) Parent, (c) Blue Eagle GP, LLC, (d) Sterling Capital Partners IV, L.P., (e) SC Partners IV, L.P., (f) Sterling Capital Partners IV, LLC, (g) Innotrac Corporation, a Georgia corporation (“Innotrac”), and (h) Scott D. Dorfman, relating to a tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Innotrac at a purchase price of $8.20 per share, payable net to the seller in cash, without interest and less applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO originally filed with the SEC on December 4, 2013. Items not amended remain unchanged, and capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 13E-3.

This Amendment is filed to reflect the issuance of a press release announcing the commencement of the Offer. As permitted by General Instruction F to Schedule 13E-3, the information set forth in the Schedule 13E-3, as amended by this Amendment, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1-16 of this Amendment. You should read this Amendment together with the Schedule 13E-3 filed on December 4, 2013.

ITEM 15.	ADDITIONAL INFORMATION.

Item 15 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:

On December 5, 2013, Innotrac, Parent and Purchaser issued a press release announcing the commencement of the Offer. The press release is filed as Exhibit (a)(1)(F) to this Schedule 13E-3 and the information set forth in the press release is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(1)(F)	Press Release issued by Innotrac, Parent and Purchaser on December 5, 2013 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed with the SEC on December 4, 2013, as amended by Amendment No. 1 thereto filed with the SEC on December 5, 2013).”

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2013

Blue Eagle Acquisition Sub, Inc.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle Holdings, L.P.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Blue Eagle GP, LLC

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Vice President

Sterling Capital Partners IV, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

SC Partners IV, L.P.

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Sterling Capital Partners IV, LLC

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Managing Director

Innotrac Corporation

By:	/s/ Stephen G. Keaveney
Name:	Stephen G. Keaveney
Title:	Chief Financial Officer and Secretary

Scott D. Dorfman

/s/ Scott D. Dorfman